Intellicheck, Inc.
August 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Acceleration Request for Intellicheck, Inc. Registration Statement on Form S-3 filed August 15, 2025 (File No. 333-289639)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Intellicheck, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at 4:01 p.m., Eastern Time, on August 27, 2025, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, K&L Gates LLP, by calling Christopher H. Cunningham at (206) 370-7639.

                            Very truly yours,

                            Intellicheck, Inc.

                            By: /s/ Adam Sragovicz
                            Name: Adam Sragovicz
                Title: Chief Financial Officer

cc:    Christopher H. Cunningham, Esq.
    K&L Gates LLP